EXHIBIT 4.9



                            MINUTES OF MEETING
                       OF THE BOARD OF DIRECTORS OF
                        NATIONAL ENERGY GROUP, INC.
                              MARCH 20, 1997


     Upon notice duly given pursuant to the General Corporation Law of the State of Delaware, a regularly scheduled meeting of the Board of Directors of National Energy Group, Inc., a Delaware Corporation (the "Corporation") was held in the Corporation's principal offices of business located at 4925 Greenville Ave., Suite 1400, Dallas, Texas 75206 at 9:00 A.M. local time on March 20, 1997.

     The following Directors of the Corporation were present:

          George B. McCullough, Chairman
          Miles D. Bender                    Elwood W. Schafer
          Norman C. Miller                   Robert G. Alexander
          Robert H. Kite                     Robert A. West
          George M. McDonald                 Robert J. Mitchell
          Robert V. Sinnott                  James L. David

constituting all of the Board of Directors and a quorum thereof. Present by invitation were R. Thomas Fetters, Jr., Robert A. Imel, William T. Jones and Phillip D. Devlin, acting Secretary, who recorded the minutes of the Meeting.

REPORT OF MR. BENDER:

     Mr. McCullough, the Chairman, stated a quorum was present, called the Meeting to Order and announced that the first order of business would be the report of Miles D. Bender, President and CEO of the Corporation.

     Mr. Bender's report consisted of a summary of the Corporation's recent activities and plans and projections for 1997 and beyond, including:

     (1) Office space, redesign and growth requirements. Mr. Bender reported that construction and redesign of the office was substantially completed. He also stated that he had met with the new owners of the building regarding the Corporation's future expansion plans.

     (2) Staffing compliment and personnel projections. Mr. Bender reviewed the current staffing vacancies and needs for 1997. He was pleased to announce that the management team had been substantially finalized with new additions in March.

     (3) 1997 budget projections. Mr. Bender noted that a later part of the meeting had been reserved for Budget approval and asked that comments be deferred until then.

     (4) Prospect development. Mr. Bender reviewed recent activities in the Bayou Sorrel area and GAU, and then discussed prospective activities in Robertdale, West Bayou Sorrel, offshore Texas related areas.

     (5) Review of 1996 financial results. Mr. Bender noted that 1996 expectations, except with respect to units of production associated with drilling activities attributable to Alexander acquisition, had met or executed the Corporation's goals. He also noted that 35 development wells with a 97% success ratio had been drilled since the Alexander merger. Net income for the three months ended December 31, 1996 totaled $1.2 million.

     (6) The Netherland, Sewell & Associates, Inc. ("N&S") reserve report. Mr. Bender reviewed the N&S report which indicated 8.8 million barrels of oil and 138.8 Bcf of natural gas at December 31, 1996. A discussion occurred with respect to N&S's reserve analysis philosophy and the Corporation's drilling objectives. A number of factors impacting the Corporation were considered with request to the N&S analysis, including management's drilling recommendations, finding costs and the Corporation's stock price. It was concluded that Mr. Bender should research alternative, respected, reserve analysis engineering firms (including DeGoyer McNaughton & Associates, whose proximity to the offices of the Corporation was favorably noted) and report his findings at the next Meeting.

     (7) Analyst relations. Mr. Bender stated that Gaines Berland and Oppenheimer were the two most supportive firms in the Corporation's stock during 1996, and that recently Prudential has shown increased awareness of the Corporation's value and objectives. He emphasized the importance of defining finding costs and developing relationships with the brokers as well as the analysts. The Directors agreed to give Mr. Bender a list of their respective analyst/broker contacts to enhance the Corporate objective of attracting a greater number of institutional buyers in the Corporation's stock.

     (8) The Incentive Compensation Plan. Mr. Bender reviewed the various comments an discussions regarding the Incentive Compensation Plan approved by the Board in December and stated that the formalized plan would be included in the 1997 Proxy to Shareholders.

APPROVAL OF MINUTES:

     At the conclusion of Mr. Bender's report, the Chairman requested approval of the amended Minutes of Meetings of August 29, 1996 and December 5, 1996 and to accept the report of the Personnel and Compensation Committee Meeting December 5, 1996. Mr. Mitchell and Mr. Alexander noted that cash statements and financial reports discussed at the August 29, 1996 Meeting had not been forthcoming as requested, and that the Audit Committee has not received a cop of the 1996 Audit. Upon motion duly made and seconded, the following resolutions were adopted by unanimous consent:

     RESOLVED, that the attached minutes of a regularly scheduled Meeting of the Board of Directors of National Energy Group, Inc. held on August 29, 1996 and December 5, 1996, respectively, were presented at the Meeting and are hereby approved and adopted as presented; and

     RESOLVED FURTHER, that the attached minutes of a Meeting of the Personnel and Compensation Committee of the Board of Directors of National Energy Group, Inc. held on December 5, 1996 were presented at the Meeting and are hereby accepted and adopted as presented.

MANAGEMENT EMPLOYMENT AND LEGAL REPRESENTATION:

     The Chairman then requested Mr. Bender to put forth related business items. Mr. Bender discussed development of the Corporation's management team and requested the Board to approved the employment of Mr. Gene W. Anderson, Vice President, Land and Mr. Philip D. Devlin, Vice President, General Counsel and Secretary as officers of the Corporation. In conjunction therewith, Mr. Bender requested the Board to retain the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P. as legal counsel. After further discussion, upon motion dully made and seconded, the following resolutions were adopted by unanimous consent.

     RESOLVED, that each of Mr. Gene W. Anderson and Mr. Philip D. Devlin be, and hereby are appointed, officers of the Corporation with full power and authority to act on behalf of the Corporation, respectively, in the capacity of Vice President, Land and Vice President, General Counsel and Secretary, effective as of their respective dates of employment until such time as determined by the Board of Directors of the Corporation; and

     RESOLVED FURTHER, that the firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P. be, and hereby is, retained as legal counsel to the Corporation with full power to act as directed by the Corporation, effective immediately until such time as determined by the Board of Directors of the Corporation.

STOCK AWARDS AND OPTIONS:

     In conjunction with the employment of Mr. Anderson, Mr. Devlin, Ms. Patti Davis-Sebastian (Manager, Human Resources) and Mr. Bradley A. Cox (Senior Reservoir Engineer), Mr. Bender requested the Board authorize certain stock awards and stock options and noted that certain options awarded to Mr. Devlin in December 1996 were given prior to his employment with the Company and would not qualify under the Incentive Compensation Plan approved by the Board at the meeting. Accordingly, he requested that the Minutes reflect that Mr. Devlin's award be effective as of his appointment as an officer of the Corporation. Upon discussion, there was general agreement among the Board that future stock grants to new employees should be subject to a minimum vesting period of two years. After further discussion, upon motion duly made and seconded, the following resolutions were adopted by unanimous consent.

     RESOLVED, that Mr. Philip D. Devlin is hereby granted an award of 50,000 shares of unregistered Common Stock of the Corporation effective as of March 20, 1996; and

     RESOLVED FURTHER, that the 10,000 Incentive Options to be awarded to Mr. Devlin by the Board of Directors of the Corporation discussed at its regularly scheduled meeting on December 5, 1996 be, and hereby are, granted effective as of March 20, 1997; and

     RESOLVED FURTHER, that each of Mr. Anderson, Ms. Sebastian and Mr. Cox be, and hereby are, granted at a price equal to the closing price per share of the Common Stock of the Corporation as quoted on the NASDAQ Stock Exchange as of March 20, 1997, the following Incentive Options:

          Mr. Anderson   25,000 options
          Ms. Sebastian  10,000 options
          Mr. Cox        10,000 options;

     PROVIDED that such Incentive Options shall be subject to approval of the shareholders of the Corporation pursuant to shareholder approval of the 1996 Incentive Compensation Plan.

     RESOLVED FURTHER, that the CEO, any Vice President and/or other officers of the Corporation designated by the CEO be, and they hereby are, authorized and directed to take all such action, prepare, execute and deliver all such documents and instruments with any such changes which in their discretion are deemed necessary and advisable, make such filings, certifications and recordation, affix the corporate seal to any such thing that may be necessary, proper and appropriate to effect or implement the above-described stock award to Mr. Devlin and Incentive Options to each of Mr. Anderson, Ms. Sebastian and Mr. Cox, respectively.

OPERATIONAL REPORTS:

     The Chairman next requested reports of various offices of the Corporation. Mr. Bender stated that Mr. Imel, Mr. Jones and Mr. Fetters would have reports for the meeting. Mr. Robert A. Imel was requested to review the presentation to be given analysts in promoting the Corporation's activities. Mr. Imel's presentation included slides, maps and related financial data about the Corporation and its current Prospects. Mr. Imel's Financial Report included fourth quarter 1996 results and monthly financial statements, dated December 31, 1996.

     Mr. William T. Jones next reported on operations, current drilling activities and 1997 budget projections. He cited plans for 3 work-overs in Bayou Sorrel, increased production at South Lake Boeuf an drilling activities at GAU and East Bayou Sorrel as current operational priorities. He then discussed operational cash needs for 1997.

     Mr. Thomas Fetters presented a report on exploration activities in Bayou Sorrel, Northwest Bayou Sorrel and Bayou Berry with respect to a projected 3-D seismic shoot of an area up to 100 sq. miles. He then reviewed each of the Corporation's current Prospects and the status of working interest ownership. He concluded by noting that a field trip of analysts, working interest owners and the Corporation's management was planned for an on-site visit of the Bayou Sorrel Facilities.

1997 BUDGET APPROVAL:

     At the conclusion of the operational and financial reports, the Chairman asked if there were any comments regarding the proposed 1997 budget. After further discussion and request that the daily cash reports and monthly statements be sent to the Directors (including notation of variances to budget where appropriate), upon motion duly made and seconded, the following resolution was adopted by unanimous consent:

     RESOLVED, that the 1997 Budget, attached hereto, be and hereby is approved and adopted by the Board of Directors as presented at the Meeting.

CEO INCENTIVE OPTIONS:

     The Chairman next opened discussion regarding the 700,000 Incentive Options to be granted to Mr. Bender which had been discussed at the December 5, 1996 Board of Directors Meeting, but which had not been resolved pending further inquiry. After discussion, upon motion duly made and seconded, the following resolution was adopted by the Board of Directors.

     RESOLVED, that Mr. Miles D. Bender be, and hereby is, granted effective as of March 20, 1997, at a price equal to $4.00 per share, 700,000 Incentive Options of the Corporation's Common Stock, which shall vest at any time within a five (5) year period of the date of such grant, PROVIDED that the closing price of the Corporation's Common Stock as quoted on the NASDAQ (or any other exchange for which the Corporation has secured a listing) shall have been at or above $8.00 per share for not less than thirty
     (30) consecutive days prior to any such exercise of the Incentive Option described above; and

     RESOLVED FURTHER, that the CEO, any Vice President and/or other officers of the Corporation designated by the CEO be, and they hereby are, authorized and directed to take all such action, prepare, execute and deliver all such documents and instruments with any such changes in their discretion are deemed necessary and advisable, make such filings, certifications and recordation, affix the corporate seal to any such thing that may be necessary, proper and appropriate to effect or implement the above-referenced award of Incentive Options.

STOCK RE-PURCHASE PLAN:

     The Chairman stated the next order of business was discussion regarding the implementation of a stock repurchase plan of its Common Stock by the Corporation. It was noted that many Corporations have such a program to instill confidence in the market-at-large. It was suggested that bank covenants and indentures be reviewed for prohibitions against such a program and any necessary waivers be pursued. It was also suggested that the Corporation's auditors be polled for any potential financial implications prior to implementation. After further discussion, upon motion duly made and seconded, the following resolutions were adopted by unanimous consent:

     RESOLVED, that the Corporation initiate a Common Stock repurchase program which shall (i) not exceed 5% of the Corporation's outstanding Common Stock in any calendar year, (ii) require any purchase thereunder to be authorized by the Executive Committee prior to such purchase and (iii) provide for a period of five (5) business days to effect execution of any purchase by the Corporation thereunder; and

     RESOLVED FURTHER, that the CEO, any Vice President and/or other officers of the Corporation designated by the CEO be, and they hereby are, authorized and directed to take all such action, prepare, execute and deliver all such documents and instruments with any such changes which in their discretion are deemed necessary and advisable, make such filings, certifications and recordation, affix the corporate seal to any such thing that may be necessary, proper and appropriate to effect or implement the above-referenced Common Stock repurchase program.

     Mr. Bender noted that with the resignation of Ms. Sue Barnard and Mr. David Grose as officers of the Corporation, various bank accounts, medical benefit accounts and the 401(k) Plan would require amendments to delete Ms. Barnard and Mr. Grose and add other officers of the Corporation as signatories.

     He also requested the Board to approve a non-cash related amendments to the Corporation's 401-K Plan to provide for appointment of new trustees and bringing criteria in conformity with the Corporation's practices. Upon motion duly made and seconded, the following resolutions were adopted unanimously by the Board of Directors:

     RESOLVED, that the Corporation's various bank accounts, medical benefit plans and accounts, the 401(k) Plan and other administrative plans and accounts be, and hereby are, amended to delete Ms. Sue Barnard and Mr. David Grose as signatories and add such other signatories from time to time as may be designated by the CEO, and

     RESOLVED FURTHER, that the Corporation's 401-K Plan be amended to
     (i) appoint Philip D. Devlin, as an administrative trustee and
     (ii) provide that there be no service eligibility requirements for enrollment of full-time permanent employees of the Corporation; and

     RESOLVED FURTHER, that the CEO, any Vice President and/or other officers of the Corporation designated by the CEO be, and hereby are, authorized and directed to take all such action, prepare, execute and deliver all such documents and instruments with any such changes which in their discretion are deemed necessary and advisable, make such filings, certifications and recordation, affix the corporate seal to any such thing that may be necessary, proper and appropriate to effect or implement the above-referenced amendments to the Corporation's bank accounts, administrative and benefit plans and the 401(k) Plan.

     A discussion regarding the 1997 Shareholders Meeting and related Proxy Statement ensued. Mr. Bender advised that he would complete the Incentive Compensation Plan recommendations prior to the June meeting and would first review them with the Executive Committee, which, would then make its recommendation to the Board of Directors. He indicated that he was studying various other plans and desired to create a balanced plan of incentives and shareholder value. Upon motion duly made and seconded, the following resolutions were adopted by unanimous consent:

     RESOLVED, that the Annual Meeting of Shareholders be, and hereby is, determined to be June 5, 1997 and that the Record Date for the Annual Meeting of Shareholders be set at April 21, 1997; and

     RESOLVED FURTHER, that the CEO, any Vice President and/or other officers of the Corporation designated by the CEO be, and they hereby are, authorized and directed to take all such action, prepare, execute and deliver all such documents and instruments with any such changes which in their discretion are deemed necessary and advisable, make such filings, certifications and recordation, affix the corporate seal to any such thing that may be necessary, proper and appropriate to effect or implement the above-referenced Annual Meeting of Shareholders and the Record Date incident thereto.

     There being no further business to come before the Board, upon motion duly made and seconded, the Meeting was adjourned.


                                SIGNATURES

                                Respectfully submitted,



                                /S/ PHILIP D. DEVLIN
                                -------------------------------
                                Philip D. Devlin
                                Secretary

Approved:



/S/ GEORGE B. MCCULLOUGH
---------------------------
George B. McCullough
Chairman